Exhibit 99.1

InflaRx Reports Full Year 2019 Financial & Operating Results

•	End of Phase 2 FDA meeting scheduled to discuss the path forward for IFX-1 in Hidradenitis Suppurativa
•	Initial promising results reported in Pyoderma Gangraenosum
•	Part 1 of adaptive randomized trial in severe COVID-19 pneumonia fully enrolled
•	Executed clinical collaboration agreement in oncology with Merck & Co, Inc., Kenilworth, NJ, USA (known as MSD outside the US and Canada)
•	Senior executives hired for key positions
•	Cash, cash equivalents and financial assets were €115.8 million as of December 31, 2019

Jena, Germany, 29 April 2020 – InflaRx (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced today financial results for the year ending December 31, 2019.

“The Company underwent significant changes in 2019 and has selected a compelling set of high unmet medical need indications for its lead drug candidate IFX-1,” said Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx. “The Company has also provided new evidence supporting the activity of IFX-1 in neutrophil-driven skin diseases, which continue to be a clear focus. With our current cash position and future value inflection points, we believe InflaRx is well positioned to weather the current global environment.”

Prof. Riedemann continued, “With the recently initiated trial in severe progressed COVID-19 pneumonia, our Company is making a strong contribution to help identify potential treatment options for patients during this global pandemic, which is based on several years of in-house research on the role of C5a-driven lung injury and viral pneumonia.”

Corporate and R&D highlights – 2019 through early 2020

Corporate

•
Entered into a clinical collaboration agreement with Merck & Co, Inc., Kenilworth, NJ, USA (known as MSD outside the US and Canada) to evaluate the combination of IFX-1 and Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with an undisclosed tumor type. Under the terms of the agreement, InflaRx will conduct a Phase IIa clinical study with two IFX-1 arms, including one with KEYTRUDA®. KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA.

•
Hired senior executives for key positions – Jordan Zwick (formerly of Bausch Health) as Global Head of Business Development and Corporate Strategy and Dr. Korinna Pilz as Global Head of Clinical Research and Development (>20 years of clinical development experience in different pharmaceutical companies, including Roche, Bayer, Boehringer Ingelheim and others).

•	Expanding research and development activities supported by growth in number of employees to 45 as of December 31, 2019 (up from 38 in 2018).

Lead product candidate, IFX-1, first-in-class anti-human complement factor C5a antibody

Hidradenitis Suppurativa (HS)

•
On June 5, 2019, the Company announced top-line results of the international SHINE Phase IIb study, investigating the safety and efficacy of IFX-1 in patients suffering from moderate to severe Hidradenitis Suppurativa (HS). The randomized, double-blind, placebo-controlled, multicenter study enrolled a total of 179 patients in four active dose arms and a placebo arm at over 40 sites in 9 countries in North America and Europe. The primary endpoint of the trial was not met, which was a dose response signal, assessed by HiSCR[1] at week 16. The primary statistical analysis by multiple-comparison procedure modelling (MCP-mod) showed no significant dose response, but the IFX-1 treatment was well tolerated.

•
On July 18, 2019 the Company published a post-hoc analysis demonstrating additional signals of efficacy for the IFX-1 high dose group compared to the placebo group within the initial phase of the SHINE study, including reductions in all combined inflammatory lesions, on draining fistula and on the International Hidradenitis Suppurativa Severity Score 4 (IHS4), which scores all inflammatory lesions.  IHS4 was developed by an international expert group to score severity and track treatment response, although the score has not been utilized as a primary endpoint in late stage clinical studies in HS. The IHS4 weighs the most fluctuating lesions: inflammatory nodules (1 point), less than abscesses (2 points) or draining fistulas (4 points).

1 HiSCR response defined as: At least a 50% reduction in total AN count (abscesses & inflammatory nodules) with no increase in the number of abscesses from baseline and no increase in the number of draining fistulas from baseline

•
On November 6, 2019, the Company reported positive results from the open label extension (OLE) part of the international SHINE Phase IIb study. The data were from a snapshot analysis at the end of the overall 9-month study treatment period (week 40). A total of 156 patients entered the 6-month OLE period upon completion of the 16-week initial phase of the SHINE study. Overall, patients completing the OLE period showed a sustained improvement in inflammatory lesion count at week 40 compared to baseline counts of the OLE treatment group on day 1 of the SHINE study.

•	In Q1 2020, the Company requested an FDA End of Phase II meeting to discuss the path forward for a pivotal program with IFX-1 in HS. The meeting has been scheduled for mid-year.

ANCA-associated vasculitis (AAV)

•
Since October 2018, 19 patients have been recruited in the randomized, triple-blind, placebo-controlled US Phase II IXPLORE study with IFX-1 in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of two dose regimens of IFX-1 in patients with moderate to severe AAV when dosed on top of standard of care, which includes treatment with high dose glucocorticoids. The trial originally planned to enroll approximately 36 patients at centers in the US. Based on a blinded interim analysis and assessment of the potential impact of the COVID-19 pandemic, the Company has decided to stop the study and read out the existing results earlier than initially planned as part of a strategy to align and streamline the US and EU AAV development program.

•
In May 2019, the Company initiated a randomized, double-blind, placebo-controlled European Phase II IXCHANGE study with IFX-1 in patients with AAV. The main objective of the study is to evaluate the efficacy and safety of IFX-1 in patients with moderate to severe AAV. The primary endpoint of the study is a 50% reduction in Birmingham Vasculitis Activity Score (BVAS) at week 16. The study was originally planned to enroll approximately 80 patients at about 60 sites in up to 12 European countries and Russia. The study is being conducted in two parts. In Part 1, patients are being randomized to receive either IFX-1 plus a reduced dose of glucocorticoids or placebo plus a standard dose of glucocorticoids. Patients in both arms receive the standard of care dosing of immunosuppressive therapy (rituximab or cyclophosphamide). In Part 2 of the study, patients will be randomized to receive either IFX-1 plus placebo glucocorticoids or placebo plus a standard dose of glucocorticoids (both on top of standard of care immunosuppressive therapy with rituximab or cyclophosphamide). The first part of the study has been fully enrolled. After analyzing the impact of COVID-19 on the study, a blinded interim analysis of Part 1 has been completed. Based on the analysis, the Company intends to continue with Part 2 of the study but decrease the number of enrolled patients.

Pyoderma Gangraenosum (PG)

•
In February 2019, the Company received approval from Health Canada to initiate an open label Phase IIa exploratory study with a plan to enroll 18 patients with moderate to severe PG. The objectives of this study are to evaluate the safety and efficacy of IFX-1 in this patient population.

•
In February 2020, the Company announced positive initial data from the first 5 patients dosed in this Phase IIa open label study. Of these 5 initial patients dosed with IFX-1, 2 patients achieved complete closure of the target ulcer and complete healing of all other PG ulcers. The drug was well tolerated and no drug-related severe adverse events (SAEs) have been recorded to date in the study. The study continues to enroll patients with the addition of two higher dose cohorts.

COVID-19 Pneumonia

•
In March 2020, the Company initiated a Phase II clinical development program with IFX-1 in COVID-19 patients with severely progressed pneumonia and enrolled the first patient at the Amsterdam University Medical Centers in the Netherlands. Additional centers have since been opened in the Netherlands. In the study, patients are being randomized to two treatment arms - either Arm A, best supportive care and IFX-1, or Arm B, best supportive care alone. The primary endpoint is the relative percentage change from baseline to day 5 in the Oxygenation Index (PaO2 / FiO2). After all patients have been treated in the first part of the trial, an interim analysis will be performed to assess the clinical benefit of the treatment using the assessed clinical parameters in order to potentially adapt the confirmatory second part of the study.  Part 1 is fully enrolled with 30 patients as of April 24, 2020.

2019 financial highlights

Research and development expenses increased by €19.6 million to €44.6 million in 2019, from €25.0 million in 2018. This increase was primarily attributable to a €20.9 million increase in clinical research and manufacturing organizations (CRO and CMO) costs related to IFX-1 in connection with the Phase IIb clinical trial in patients with HS, the Phase II clinical program in patients with AAV, the Phase II clinical program in patients with PG, the preparation of a Phase II clinical program in oncology as well as with the ongoing manufacturing activities for clinical trial-related material. In addition, there was a €1.8 million decrease in employee-related costs mainly due to a €2.6 million anticipated decrease in expenses related to non-cash share-based compensation.

General and administrative expenses decreased by €0.3 million to €12.5 million in 2019, from €12.8 million in 2018. This decrease was primarily attributable to a €1.6 million decrease in employee-related costs associated with a €2.6 million anticipated decrease in non-cash share-based compensation, partially offset by €1.0 million higher personnel expense due to new hires. Legal, consulting and audit fees and other expenses increased by €0.2 million to €2.2 million in 2019, from €2.0 million in 2018, the increase being mainly attributable to higher consulting costs. The increase in other expenses of €1.1 million is primarily related to higher D&O insurance costs, IT and office expenses.

Net financial result decreased by €4.2 million to €3.5 million in 2019, from €7.7 million in 2018. This change was mainly attributable to lower foreign exchange gains, which decreased by €4.8 million, partially offset by interest on marketable securities, which increased by €0.6 million.

Net loss for the year 2019 was €53.3 million or €2.05 per common share, compared to €29.8 million or €1.19 per common share for the year 2018. On December 31, 2019, the Company’s total funds available were €115.8 million, mostly composed of cash and cash equivalents (€33.1 million) and marketable securities (€81.9 million).

Net cash used in operating activities increased to €43.2 million in 2019, from €21.5 million in 2018, mainly due to the increase in research and development expenditures and higher personnel costs, excluding stock-based compensation.

Additional information regarding these results is included in the notes to the consolidated financial statements as of December 31, 2019 and “ITEM 18. Financial statements,” which will be included in InflaRx’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on April 29, 2020.

InflaRx N.V. and subsidiary
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2019, 2018 and 2017

in €	2019	2018	2017

Operating Expenses
Research and development expenses	(44,582,136)	(25,028,554)	(14,414,628)
General and administrative expenses	(12,501,048)	(12,786,869)	(5,138,498)
Total Operating Expenses	(57,083,184)	(37,815,422)	(19,553,126)
Other income	400,253	303,860	115,525
Other expenses	(85,242)	(4,802)	(7,644)
Operating Result	(56,768,173)	(37,516,364)	(19,445,245)
Finance income	6,220,320	10,432,695	130,032
Finance expenses	(2,706,964)	(2,730,964)	(4,922,535)
Net Financial Result	3,513,355	7,701,731	(4,792,503)
Loss for the Period	(53,254,817)	(29,814,634)	(24,237,748)

Share Information
Weighted average number of shares outstanding	26,004,519	25,095,027	9,410,524
Loss per share in euro (basic/diluted)	(2.05)	(1.19)	(2.58)

Loss for the Period	(53,254,817)	(29,814,634)	(24,237,748)
Other comprehensive income that may be re-clas-si-fied to profit or loss in subsequent periods:
Exchange differences on translation of operations in foreign currency	2,177,033	50,196	—
Total Comprehensive Loss	(51,077,785)	(29,764,438)	(24,237,748)

InflaRx N.V. and subsidiary
Consolidated Statements of Financial Position as of December 31, 2019 and 2018

in €	2019	2018

ASSETS
Non-current assets
Property, plant and equipment	1,413,297	624,668
Intangible assets	452,400	222,866
Non-current other non-financial assets	452,217	—
Non-current financial assets	272,614	207,444
Total non-current assets	2,590,528	1,054,979
Current assets
Current other non-financial assets	3,500,884	1,588,702
Current financial assets	82,353,867	101,184,240
Cash and cash equivalents	33,131,280	55,386,240
Total current assets	118,986,031	158,159,183
TOTAL ASSETS	121,576,558	159,214,161

EQUITY AND LIABILITIES
Equity
Issued capital	3,132,631	3,115,725
Share premium	211,006,606	211,021,835
Other capital reserves	25,142,213	18,310,003
Accumulated deficit	(134,362,006)	(81,107,188)
Other components of equity	2,227,228	50,196
Total equity	107,146,673	151,390,571
Non-current liabilities
Lease liabilities	330,745	—
Provisions and Government grants	39,013	67,945
Total non-current liabilities	369,758	67,945
Current liabilities
Lease liabilities	515,203	—
Employee Benefits	975,629	789,800
Social securities, other tax and non-financial liabilities	105,634	308,533
Trade and other payables	12,413,662	6,657,312
Provisions	50,000	—
Total current liabilities	14,060,128	7,755,645
Total Liabilities	14,429,886	7,823,590
TOTAL EQUITY AND LIABILITIES	121,576,558	159,214,161

InflaRx N.V. and subsidiary
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2019, 2018 and 2017

in €	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance at January 1, 2017	31,428	—	1,325,006	(27,054,806)	8,839	(25,689,533)
Loss for the Period	—	—	—	(24,237,748)	—	(24,237,748)
Exchange differences on translation of operations in foreign currency	—	—	—	—	—	—
Total Comprehensive Loss	—	—	—	(24,237,748)	—	(24,237,748)
Transactions with owners of the Company
Contributions
Issue of common shares	848,175	90,055,312	—	—	—	90,903,488
Transaction costs	—	(9,114,770)	—	—	—	(9,114,770)
Equity-settled share-based payment	—	—	4,550,105	—	—	4,550,105
Total Contributions	848,175	80,940,542	4,550,105	—	—	86,338,823
Changes in ownership interests
Reorganization	1,977,849	80,698,025	350,242	—	—	83,026,115
Liquidation of a Subsidiary	—	—	—	—	(8,839)	(8,839)
Total changes in ownership interests	1,977,849	80,698,025	350,242	—	(8,839)	83,017,276
Total transactions with owners of the Company	2,826,024	161,638,566	4,900,347	—	(8,839)	169,356,099
Balance at December 31, 2017	2,857,452	161,638,566	6,225,353	(51,292,555)	—	119,428,816
Loss for the period	—	—	—	(29,814,634)	—	(29,814,634)
Exchange differences on translation of operations in foreign currency	—	—	—	—	50,196	50,196
Total comprehensive loss	—	—	—	(29,814,634)	50,196	(29,764,438)
Transactions with owners of the Company
Contributions
Issue of common shares	222,000	52,768,733	—	—	—	52,990,733
Transaction costs	—	(3,801,265)	—	—	—	(3,801,265)
Equity-settled share-based pay-ment	—	—	12,084,651	—	—	12,084,651
Share options exercised	36,273	415,801	—	—	—	452,074
Total Contributions	258,273	49,383,269	12,084,651	—	—	61,726,193
Total transactions with own-ers of the Company	258,273	49,383,269	12,084,651	—	—	61,726,193
Balance at December 31, 2018	3,115,725	211,021,835	18,310,003	(81,107,188)	50,196	151,390,571
Loss for the period	—	—	—	(53,254,817)	—	(53,254,817)
Exchange differences on translation of operations in foreign currency	—	—	—	—	2,177,033	2,177,033
Total comprehensive loss	—	—	—	(53,254,817)	2,177,033	(51,077,784)
Transactions with owners of the Company
Contributions
Equity-settled share-based pay-ment	—	—	6,832,210	—	—	6,832,210
Share options exercised	16,905	(15,229)	—	—	—	1,676
Total Contributions	16,905	(15,229)	6,832,210	—	—	6,833,886
Total transactions with owners of the Company	16,905	(15,229)	6,832,210	—	—	6,833,886
Balance at December 31, 2019	3,132,631	211,006,606	25,142,213	(134,362,006)	2,227,228	107,146,673

InflaRx N.V. and subsidiary
Consolidated Statements of Cash Flows for the Years ended December 31, 2019, 2018 and 2017

in €	2019	2018	2017

Operating activities
Loss for the period	(53,254,817)	(29,814,634)	(24,237,748)
Adjustments for:
Depreciation & Amortization	663,166	173,630	70,910
Net Financial Result	(3,513,355)	(7,701,731)	4,792,503
Share based payment expense	6,832,210	12,084,651	4,550,105
Other non-cash adjustments	(307,849)	196,699	24,076
Changes in:
Other non-financial assets	(2,364,399)	(893,602)	(522,818)
Current financial assets	—	(316,112)	89,599
Employee benefits	235,500	494,837	132,305
Social securities, other tax and non-financial liabilities	(209,948)	304,627	(30,024)
Trade and other payables	5,734,795	2,243,137	2,912,740
Interest received	3,001,109	1,679,250	66,391
Interest paid	(20,903)	—	—
Net cash flows from operating activities	(43,204,492)	(21,549,248)	(12,151,962)
Investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment	(594,889)	(806,531)	(148,542)
Cash outflow for the investment in non-current other financial assets	(75,543)	(209,705)	(18,481)
Proceeds from the disposal of non-current other financial assets	—	21,811	—
Proceeds from the disposal of current financial assets or repayment of maturing securities	103,559,395	7,990,204	—
Purchase of current & non-current financial assets	(82,547,409)	(106,445,120)	—
Net cash flows from investing activities	20,341,554	(99,451,341)	(167,023)
Financing activities
Proceeds from issuance of share capital	—	52,990,733	90,903,488
Transaction cost from issuance of share capital	—	(3,801,265)	(9,114,770)
Proceeds from exercise of share options	1,676	452,075	—
Proceeds from issuance of preferred shares	—	—	27,012,050
Repayment of leasing debt	(296,020)	—	—
Net cash flows from financing activities	(294,344)	49,641,542	108,800,767
Effect of exchange rate changes	902,321	3,461,399	(2,316,631)
Net change in cash and cash equivalents	(22,254,960)	(71,357,047)	94,165,152
Cash and cash equivalents at beginning of period	55,386,240	123,281,888	29,116,737
Cash and cash equivalents at end of period	33,131,280	55,386,240	123,281,888

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is believed to be the first monoclonal anti-C5a antibody introduced into clinical development. Approximately 300 people have been treated with IFX-1 in clinical trials, and the antibody has been shown to be well tolerated. IFX-1 is currently being developed for various indications, including Hidradenitis Suppurativa, ANCA-associated vasculitis, Pyoderma Gangraenosum and COVID-19 pneumonia.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V.

Jordan Zwick – Global Head of Business Development & Corporate Strategy
Email: jordan.zwick[at]inflarx.de
Tel: +1 917-338-6523

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx[at]mc-services.eu
Europe: +49 89-210 2280
US: +1 339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the impact of the COVID-19 pandemic on the Company, the timing and our ability to commence and conduct clinical trials, potential results from current or potential future collaborations, our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks, uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.